UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

INVESTMENT COMPANY ACT FILE NUMBER 811-07659

SEPARATE ACCOUNT NO. 49

OF

AXA EQUITABLE LIFE INSURANCE COMPANY

(EXACT NAME OF REGISTRANT)

c/o AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(PRINCIPAL EXECUTIVE OFFICES)

TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

SHANE DALY

VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(NAME AND ADDRESS OF AGENT FOR SERVICE)

October 16, 2015 Important opportunity concerning your AXA Equitable Accumulator® Annuity

[Mr. John Doe]

[123 Main Street] First Day to accept offer: December 7, 2015 [Apt. 1] Acceptance must be received by February 19, 2016

[Anytown], [NY] [12345] Contract Number: [xxxxxxxxxx]

Dear [Mr. John Doe],

When you purchased your Accumulator® variable annuity, you chose a guaranteed minimum income benefit (GMIB), a guaranteed minimum death benefit (GMDB), and, perhaps, the earnings enhancement benefit (EEB, also known as Protection Plus). At the time, you opted to include these features with your own unique financial needs and goals in mind.

We have offered contract holders an opportunity to cancel certain guaranteed benefits in exchange for increased account value in the past. You may have chosen not to take advantage of that previous offer, but we recognize that circumstances change – sometimes suddenly – and the flexibility of having access to more assets may now be more appealing to you than maintaining your guaranteed benefits.

That’s why we’re reaching out to you today with our new Full Buyout Offer. If you choose to accept it, AXA Equitable would increase your annuity account value, giving you access to more money for immediate needs and goals or reinvestment in other financial products. In return, your guaranteed benefits would be canceled. At the time of acceptance, a prorated charge for the benefits will be deducted, but going forward you would no longer pay annual charges for these benefits.

Your guaranteed benefits are valuable features of your contract that you cannot reinstate once you accept our offer, so you should carefully consider the pros and cons of giving them up. Only you can make the individual decision that’s best for you and your loved ones, but we encourage you to seek the guidance of your financial, legal and tax professionals and carefully read the enclosed brochure and prospectus supplement.

To accept our offer, simply complete the attached Acceptance Form and return it to us in the envelope provided or fax it to 816-701-4960. You may also accept our offer online by logging in to www.us.axa.com. (Click on “Guaranteed Benefit

Offer Acceptance.”) We must receive your properly completed form no later than February 19, 2016. If you do not wish to accept our offer, you don’t have to do anything at all.

For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR, FIRM] at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash Managing Director

AXA Equitable, Retirement Savings

GMIB/DB 2015 AXA Equitable Life Insurance Company B2 Retirement Service Solution

500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

.

AXA Equitable Accumulator®

Offer Summary

Accept the offer

All figures are as of [DATE], and Cancel Your Keep Your unless otherwise indicated Guaranteed Benefits Guaranteed Benefits

Special Credit Amount [$AMT] None Less Prorated Charges [$AMT] N/A

} Increase in your Annuity Account Value [$AMT] None Annuity Account Value (AAV) [$AMT] [$AMT] Withdrawal Charges (CWC) Limited Waiver [$AMT] Monthly Guaranteed Minimum Income

None [$AMT]

Benefit (GMIB) Lifetime Payout

GMIB Benefit Base None [$AMT] Guaranteed Minimum Death Benefit (GMDB) None [$AMT] Standard Death Benefit None [$AMT] Earnings Enhancement Benefit (EEB),

N/A [$AMT]

aka Protection Plus

[$AMT]

Total Annual Charges

Paid on your

for your Guaranteed Benefits N/A

last contract Contract anniversary date: [DATE] anniversary date

To Accept The Offer:

Online

1. Go to www.us.axa.com

2. Log in to your account

3. Click on “Guaranteed Benefit Offer Acceptance”

Fax or Mail

1. On the form attached to the right, check the box indicating that you wish to accept the offer. Sign and date under the offer description.

2. If you spoke with the financial professional named on your account statement, check the box at the bottom of the form.

3. Return the completed form:

Via mail, using the enclosed prepaid envelope or

Via fax to 816-701-4960

Acceptance Form

[Mr. John Doe],

Contract Number [#########]

This form must be received by February 19, 2016

Complete this form and return via the prepaid envelope or fax to 816-701-4960.

I accept the FULL BUYOUT OFFER. By signing below, I acknowledge and understand:

• I accept the offer to cancel my GMIB, my GMDB, and EEB, if I have it, and increase my annuity account value.

I understand these benefits along with my standard death benefit will no longer apply.

• The death benefit under my contract will be the annuity account value with no guaranteed minimum or earnings enhancement benefit, as of the date AXA Equitable receives satisfactory proof of death and any other required information.

• Future annual guaranteed benefit charges will no longer be deducted from my contract, and past charges will not be refunded.

• I cannot revoke my acceptance of this offer once my acceptance is processed.

• The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office.

• I acknowledge that the offer amount fluctuates daily.

• I can obtain a quote of the exact amount by logging on to www.us.axa.com or by calling 866-638-0550. You will increase my annuity account value by that amount when I submit this properly completed form before 4:00 PM ET on the same day, or the next business day, if there are other policy transactions on the same day, except if the only other financial transaction is a full surrender or partial withdrawal. Neither of these transactions will result in any delay of the increase to my annuity account value; however, any partial withdrawal request will be processed on the next business date.

• I have received a prospectus supplement for this offer.

• I have considered the importance of tax advice in deciding to choose this option.

Primary Contract Owner/Authorized Signer Date Joint Contract Owner/Authorized Signer Date

Yes. I received advice from the financial professional named on my Account Statement.

1290 Avenue of the Americas New York, NY 10104 www.us.axa.com

Back Cover Disclosures

Changing times could mean changing your financial plans

Guaranteed Minimum Income Benefit Guaranteed Minimum Death Benefit And Earnings Changing your financial plans

Full Buyout Option

Enhancement Benefit Offer

Changing times could mean

New Times. New Options.Times change. Each week, each month, each year, new financial challenges arise and personal goals may change. When you purchased your Accumulator® variable annuity, you chose to include, and pay charges for, certain guaranteed features: the guaranteed minimum income benefit (GMIB), the guaranteed minimum death benefit (GMDB), and, if you selected it, the earnings enhancement benefit (EEB, also known as Protection Plus).We’re offering you more access to your financial assets now in return for your agreement to terminate your guaranteed benefits.A new opportunity may help you meet changing needsIn recent years, AXA Equitable has recognized that many annuity contract holders’ financial circumstances have changed, and accessing more of their account assets now is a higher priority than keeping their guaranteed benefits. We’ve previously made similar offers. You may have been eligible for one of these, but chose not to act at that time. Today, things may have changed for you, and immediate access to cash may now be more important than the guaranteed benefits for which you continue to pay. Perhaps now you would prefer to have access to cash to help address your needs, whatever they may be.The GMIB, GMDB, and EEB provide valuable benefits and you must carefully consider whether or not to terminate them.

Introducing our guaranteed benefit buyout offer For those who want to immediately unlock value in their guaranteed benefits, AXA Equitable is offering a Full Buyout. The Full Buyout allows you to increase your annuity account value in exchange for completely terminating your GMIB, GMDB, and, if applicable, EEB rider(s). The standard death benefit would no longer apply. In addition, we will temporarily waive withdrawal charges,1 giving you access to more money for immediate needs and goals or reinvestment in other financial products. Applicable prorated rider charges will be deducted at the time of acceptance. See page 5 for more details.This offer is entirely voluntary. If you do not want to accept the offer, you do not need to take any action at all, and your contract will remain as is.

YOUR CURRENT CONTRACT AFTER ACCEPTING THE OFFER

1 A withdrawal charge will not apply to any withd er than 30 days after the expiration date shown in the offer letter.

New Annuity Account Value can be fully withdrawn as cash, transferred to another financial product, or it can remain in the contract.

The New Death Benefit is the Return of Annuity

Account Value.

Applicable prorated chargesfor the guaranteed benefits will be deducted from the annuity account value at the time of acceptance

Guaranteed Benefits are Terminated

Full Buyout Amount+

Annuity Account Value

New Annuity Account Value

Guaranteed Benefits

Annuity Account Value

FULL

Buyout Option

Carefully consider your options to make your own best decision

You should carefully read all of the details of the offer in this brochure and the prospectus supplement to determine whether it makes sense for you. Ultimately, it depends on your personal financial circumstances, but below are some reasons for accepting or not accepting the offer. In considering the reasons below and any other factors relevant to you, you may wish to consult with your financial professional, other advisors, and your named beneficiaries.

Reasons for accepting the Full Buyout Reasons for not accepting the offer

Your circumstances have not changed since you

You have a more significant need for cash now. purchased the original contract and the reasons that led you to select these guaranteed benefits are still applicable.

Increasing your account value now is more important than keeping your guaranteed You have no immediate need for cash and no benefits in the future. desire to move your assets to another financial product.

You prefer the flexibility of reinvesting your assets in another financial product better suited to You are relying on the guaranteed minimum address your new goals. income benefit to fund your retirement.

You no longer need a guaranteed minimum You want to leave the guaranteed minimum death death benefit. benefit to your beneficiary(ies).

You have alternative sources of retirement income and no need for the guaranteed minimum income benefit.

Other important considerations

Do you expect to keep your contract long enough and live long enough to take full advantage of the guaranteed minimum income benefit?

How likely is it that you will change your mind? Guaranteed benefits cannot be reinstated once you accept the offer. AXA Equitable may or may not make offers like this in the future.

How do you expect the market to perform in the future?

What are the tax implications of accepting this offer?

Consider the tax implications

The tax implications of accepting this buyout offer will vary depending on the type of contract you own, your age, and other factors relating to your personal situation. You should also discuss with your tax advisor whether it makes sense for you to accept the buyout offer.

The offer amount we would add to your annuity account value would be treated as contract earnings for tax purposes. Therefore, we believe that as with other earnings, there will be no tax consequences until you take a withdrawal from or surrender your contract.

Amounts withdrawn from non-tax qualified deferred annuity contracts are taxable as ordinary income to the extent there is gain in your annuity contract (value in excess of the tax basis in your contract). If you are under age 59 1/2, an additional 10% federal income tax penalty may also apply.

You can generally continue to defer taxation (for a period of time) by retaining your contract or by exchanging your contract for another annuity contract in a tax-deferred 1035 exchange.

If your contract is an IRA, we believe that the amount added to your annuity account value would be treated as additional earnings and would not be taxable until withdrawn or surrendered. We would report any amount paid out from the contract to you in cash under the buyout offer on a Form 1099-R. If you are under age 59 1/2, an additional 10% federal income tax penalty may also apply.

Details about the offer

Terminate your GMIB, GMDB and EEB in return for increased annuity account value, immediate access to your financial assets, and reduced charges

This option provides the flexibility to redeploy assets to other financial products that may better meet your needs.

We’re offering to add value to your account in return for your agreement to terminate your GMIB and GMDB (and EEB, if you have it). You will gain access to cash sooner rather than later, and you’ll no longer pay annual charges for your guaranteed benefits in the future. We will also temporarily waive any applicable withdrawal charge, so you can even transfer the balance of your account to another financial product or immediately withdraw it without penalty.

Understand how the offer works

If you accept our offer, AXA Equitable will:

1. Immediately increase your annuity account value according to your allocation instructions on file – what you do with it is entirely up to you. You will have up to 30 days after the offer expiration to make a cash withdrawal of your new annuity account value without incurring any applicable withdrawal charge. You also have the option to exchange your contract for a variable annuity with AXA Equitable or another annuity issued by the provider of your choice. Or, you can keep the contract without the guaranteed benefit riders. See the prospectus supplement for details on all available options.4

2. Cancel your GMIB and GMDB (and EEB, if applicable). Your standard death benefit will no longer apply. If a death benefit is payable in the future, the amount payable to your beneficiaries would be equal to your annuity account value, which could be less than your contributions.

3. Deduct prorated annual charges associated with the guaranteed benefits from the annuity account value.

4. Stop future deductions of the GMIB and GMDB charges (and EEB charge, if applicable). 5

Bear in mind, you cannot revoke your acceptance once we’ve processed it.

4 The exact amount will depend on your account value and current market conditions when we determine the amount to be added receive to your annuity the properly contract completed value. We acceptance will determine form. the If there actual are offer any amount contract and transactions add it to your on the account day we on receive the business your form, day the we offer amount will be calculated and added on the next business day. For the current offer amount, call 866-638-0550.

5 Past GMIB, GMDB, and EEB charges will not be refunded. All other contract charges remain unchanged.

How we determine the Full Buyout offer amount

The Full Buyout offer amount is based on an actuarial calculation of the GMIB and GMDB contract reserves. These contract reserve calculations take into account:

The owner/annuitant’s life expectancy (based on age and gender)

The current and projected annuity account values

The current and projected GMIB and GMDB benefits

These calculations are based on large blocks of business, so we do not consider any individual’s health or need for retirement income in making this offer. Because these factors can fluctuate daily, the offer amount will change each business day.

For most contract holders, the amount of the Full Buyout offer is the greater of (i) approximately 70% of the actuarial valuation of the GMIB and GMDB reserves; and (ii) two times the GMIB and GMDB fee rate multiplied by the respective current benefit base.

For those who have withdrawn 25% or more of their annuity account value in any of the previous full contract years ending on or before June 30, 2015 or in the partial contract year from the most recent contract date anniversary through June 30, 2015, the offer amount will be the greater of (i) approximately 25% of the actuarial valuation of the GMIB and GMDB reserves; or (ii) the GMIB and GMDB fee rates multiplied by the respective current benefit base.

If you have the EEB, the offer amount is increased by one or two times the EEB fee rate multiplied by the current account value, depending on withdrawal history.

In general, the offer amount will be less than the difference between the value of the guaranteed benefits and the annuity account value. For more details on how the offer is calculated, review the prospectus supplement. For the most current offer amount, log in to www.us.axa.com.

Your decision

Why we are making this offer

In recent years, some contract holders have found that the opportunity to increase their annuity account value and the flexibility of taking a cash withdrawal or transferring assets to another investment product are now more important to them than their guaranteed benefits.

At the same time, AXA Equitable benefits because past market conditions and the ongoing low interest rate environment make maintaining these benefits costly to us.

It’s all about you and your loved ones

Whether this offer makes sense for you ultimately depends on your individual situation. Only you can decide whether keeping your guaranteed benefits or having immediate access to account value or cash is more important to you right now. Guaranteed benefits are valuable features of your contract, and you should not give them up without careful consideration because you cannot reinstate them once you accept our offer.

While your financial professional will not be directly compensated by AXA Equitable if you do or do not accept our offer, your financial professional could benefit depending on how you choose to use or reinvest your assets. Please remember, your decision should be based solely on your own needs, goals and personal wishes.

Review your guaranteed benefits now

The GMIB feature you have today ensures you will receive lifetime payments of at least a guaranteed minimum, regardless of how the investment options in your variable annuity contract perform. Generally, you would need to wait ten years after the issue date of your contract to begin receiving guaranteed annual annuity income. Several factors determine the amount of these annuity payments, including your benefit base and your age when you begin receiving payments.2 Your GMDB, which is either a standard death benefit3 or an enhanced death benefit, guarantees that your beneficiaries will receive a minimum amount of money — regardless of market performance — at the time of your death. You may have also chosen the EEB, an additional feature intended to increase the death benefit for your beneficiaries. Without the GMDB, standard death benefit and EEB, your beneficiaries will receive your annuity account value, which could change due to fluctuations in the investments that you choose to fund your annuity contract.

For more details about your current contract and your guaranteed benefits, see your Accumulator variable annuity prospectus.

2 Your contract provides that, in advance of exercising the income benefit, you could take annual withdrawals up to a certain percentage waiting periods, of the effect account of withdrawals value. Your and contract applicable and prospectus interest rates. contain more information about this benefit, including cost, 3 The standard death benefit is a return of premiums adjusted for withdrawals.

For more information on this important offer

Read all offer details in the enclosed Prospectus Supplement

Consult your financial, legal and tax professionals

Call AXA Equitable for help or with questions from 8:30 am to 5 pm ET at 866-638-0550

Log in to your online account at www.us.axa.com to see current offer amounts

To accept the offer

Complete the enclosed acceptance form. Mail the completed form(s) in the prepaid envelope or fax to 816-701-4960

Log in to your account at www.us.axa.com, and click on

“Guaranteed Benefit Offer Acceptance”

Inside Back Cover

Disclosures

For more information on this important offer

Read all offer details in the enclosed Prospectus Supplement

Consult your financial, legal and tax professionals

Call AXA Equitable for help or with questions from 8:30 am to 5 pm ET at 866-638-0550

Log in to your online account at www.us.axa.com to see current offer amounts

To accept the offer

Complete the enclosed acceptance form. Mail the completed form(s) in the prepaid envelope or fax to 816-701-4960

Log in to your account at www.us.axa.com, and click on

“Guaranteed Benefit Offer Acceptance”

Inside Back Cover

Disclosures

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by

AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 ½ may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by

AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59  1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

[November 30, 2015] Important opportunity concerning your AXA Equitable Accumulator® Annuity

[Mr. John Doe]

[123 Main Street] First Day to accept offer: December 8, 2015 [Apt. 1] Acceptance must be received by February 19, 2016

[Anytown], [NY] [12345] Contract Number: [xxxxxxxxxx]

Dear [Mr. John Doe],

When you purchased your Accumulator variable annuity, you chose certain guaranteed benefits: the guaranteed minimum income benefit (GMIB), a guaranteed minimum death benefit (GMDB), and, perhaps, the earnings enhancement benefit (EEB, also known as Protection Plus). At the time, you opted to include these features with your own unique financial needs and goals in mind.

We have offered contract holders an opportunity to cancel certain guaranteed benefits in exchange for increased account value in the past. At the time, you may have chosen not to take advantage of that offer, but we recognize that circumstances change – sometimes suddenly – and the flexibility of having access to more assets may now be more appealing to you than maintaining your guaranteed benefits. It’s why we’re reaching out to you today with two alternative options:

Full Buyout Option. Increase your annuity account value, giving you access to more money for immediate needs and goals or reinvestment in other financial products. In return we will cancel your guaranteed benefits. Applicable prorated charges for the guaranteed benefits will be deducted from your annuity account value at the time of acceptance, but going forward, you would no longer pay annual charges for the benefits. OR Partial Buyout Option. Retain a portion of your guaranteed benefits but still gain immediate access to a portion of your financial assets. Specifically, you would take 50% of your annuity account value from your contract (minus applicable charges for the guaranteed benefits), plus the Partial Buyout offer amount together, as a cash payment or transfer it to another financial product of your choice. In exchange, your current guaranteed benefit base will be reduced by 50%. The remaining 50% of your annuity account will remain in the contract. Your guaranteed benefits are valuable features of your contract that you cannot reinstate once you accept our offer, so you should carefully consider the pros and cons of giving them up or reducing them. As only you can make the individual decision that’s best for you and your loved ones, we encourage you to seek the guidance of your financial, legal and tax professionals and carefully read the enclosed brochure and prospectus supplement.

You may only accept one option. To accept one of our offers, simply complete the proper section on the attached Acceptance Form and return it to us in the envelope provided or fax it to 816-701-4960. You may also accept our offer online by logging in to www.us.axa.com. (Click on “Guaranteed Benefit Offer Acceptance.”) We must receive your properly completed form no later than February 19, 2016. If you do not wish to accept either of our offers, you don’t have to do anything at all.

For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR, FIRM] at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash Managing Director

AXA Equitable, Retirement Savings

AXA Equitable Life Insurance Company GMIB/DB 2015 A 2 Retirement Service Solution

500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

AXA Equitable Accumulator® Offer

Offer Summary Comparison

All figures are as of [DATE], unless otherwise indicated	Full Buyout Option: Cancel Your Guaranteed Benefits	Partial Buyout Option: Cancel 50% of Your Guaranteed Benefits	Keep Your Guaranteed Benefits
Special Credit Amount (Offer Amount)	[$AMT]	[$AMT]	None
Less Prorated Charges	[$AMT]	[$AMT]	N/A
▸ Increase in your Annuity Account Value	[$AMT]	N/A	None
▸ Amount you receive (cash or transfer) (50% AAV + Special Credit Amount - Prorated Charges)	N/A	[$AMT]	None
Annuity Account Value (AAV)	[$AMT]	[$AMT]	[$AMT]
Withdrawal Charges (CWC)	Limited Waiver*	Limited Waiver*	[$AMT]
Monthly Guaranteed Minimum Income Benefit (GMIB) Lifetime Payout	None	[$AMT]**	[$AMT]
GMIB Benefit Base	None	[$AMT]	[$AMT]
Guaranteed Minimum Death Benefit (GMDB)	None	[$AMT]	[$AMT]
Current Death Benefit	None	[$AMT]	[$AMT]
Earnings Enhancement Benefit (EEB), aka Protection Plus	N/A	[$AMT]	[$AMT]
Total Annual Charges for your Guaranteed Benefits Contract anniversary date: [DATE]	N/A	[$AMT] Based on amount paid last contract anniversary date	[$AMT] Paid on your last contract anniversary date

*A CWC waiver will apply at the time of offer acceptance only.
**Payment amount may be different if withdrawal charges apply when the GMIB is exercised.

To Accept One Of The Options:

Online

1. Go to www.us.axa.com
2. Log in to your account
3. Click on "Guaranteed Benefit Offer Acceptance"

Fax or Mail

1. On the attached form, check the appropriate box for the offer you wish to accept. Sign and date under the corresponding offer description. You can only accept one of the offers.
2. If you are accepting the Partial Buyout Offer, select the preferred payment method.
3. If you spoke with the financial professional named on your account statement, check the box at the top of the form.
4. Return the completed form:
   - Via mail, using the enclosed prepaid envelope or
   - Via fax to 816-701-4960

If you are accepting the Partial Buyout Offer and wish to make a transfer or exchange, enclose all appropriate documents.

Acceptance Form

[Mr. John Doe],
Contract Number [#########]
This form must be received by **February 19, 2016**

You can select only one of the options below.
Complete this form and return via the prepaid envelope or fax to 816-701-4960.

Full Buyout Option

❑ **I accept the FULL BUYOUT OPTION. By signing below, I acknowledge and understand:**

- I accept the offer to cancel my GMIB, my GMDB, and EEB, if I have it, and increase my annuity account value. I understand these benefits along with my standard death benefit will no longer apply.
- The death benefit under my contract will be the annuity account value with no guaranteed minimum or earnings enhancement benefit, as of the date AXA Equitable receives satisfactory proof of death and any other required information.
- Future annual guaranteed benefit charges will no longer be deducted from my contract, and past charges will not be refunded.
- I cannot revoke my acceptance of this offer once my acceptance is processed.
- The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office.
- I acknowledge that the offer amount fluctuates daily.
- I can obtain a quote of the exact amount by logging on to www.us.axa.com or by calling 866-638-0550. You will increase my annuity account value by that amount when I submit this properly completed form in good order, before 4:00 PM ET on the same day, or the next business day it becomes in good order.
- I have received a prospectus supplement for this offer.
- I have considered the importance of tax advice in deciding to choose this option.

Primary Contract Owner/Authorized Signer Date

Joint Contract Owner/Authorized Signer Date

Partial Buyout Option

❑ **I accept the PARTIAL BUYOUT OPTION offer.**

Select your preferred payment method below.
You must select only one option.

❑ Send me a check.

OR

❑ I want to transfer/exchange my 50% of my AAV plus my offer amount to another financial product. All required paperwork is attached. I understand my offer acceptance will not be processed until my transfer/exchange paperwork and any other required paperwork is received in good order.

By signing below, I acknowledge and understand:

- I accept the offer to cancel 50% of my GMIB, my GMDB, the standard death benefit and EEB, if I have it. I understand these benefits will be reduced.
- My GMIB and GMDB will continue to roll up at the rate specified in my contract. If applicable, the No Lapse Guaranteed feature will not be terminated. Past charges will not be refunded.
- I cannot revoke my acceptance of this offer once my acceptance is processed.
- The exact amount of the offer will be based on the date this properly completed form and my Offer Election Payment information and required paperwork are received by your processing office.
- I acknowledge that the offer amount fluctuates daily.
- I can obtain a quote of the exact amount by logging on to www.us.axa.com or by calling 866-638-0550. You will process my acceptance of that amount when I fax this properly completed form and Offer Election Payment instructions in good order, before 4:00 PM ET on the same day, or the next business day it becomes in good order.
- I have received a prospectus supplement for this offer.
- I have considered the importance of tax advice in deciding to choose this option.

Primary Contract Owner/Authorized Signer Date

Joint Contract Owner/Authorized Signer Date

Changing times could mean changing your financial plans Guaranteed Minimum Income Benefit Guaranteed Minimum Death Benefit And Earnings Enhancement Benefit Offer

New Times. New Options. Times change. Each week, each month, each year, new financial challenges arise and personal goals may change. When you purchased your Accumulator® variable annuity, you chose to include, and pay charges for, certain guaranteed features: the guaranteed minimum income benefit (GMIB), the guaranteed minimum death benefit (GMDB), and, if you selected it, the earnings enhancement benefit (EEB, also known as Protection Plus). Now we’re offering you access to your financial assets in return for your agreement to cancel or reduce your guaranteed benefits. New opportunities may help you meet changing needs In recent years, AXA Equitable recognized that many annuity contract holders’ financial circumstances periodically change, and that they could benefit from immediate access to a portion of their guaranteed benefits to meet needs that are now a higher priority than keeping those benefits. We’ve previously made similar offers. You may have been eligible for one of these, but chose not to act at that time. Today, things may have changed for you, and immediate access to cash may now be more important than the guaranteed benefits you continue to pay for. Perhaps now you would prefer to have access to cash to help address your needs, whatever they may be. The GMIB, GMDB and EEB provide valuable benefits and you must carefully consider whether or not to terminate or reduce them. 1

Introducing two distinct guaranteed benefit buyout offers

For those who want to immediately unlock value in their guaranteed benefits, for a limited time AXA Equitable is now offering two choices.

The **Full Buyout Option** allows you to increase your annuity account value in exchange for completely terminating your GMIB, GMDB, and, if applicable, EEB rider(s). In addition, we will temporarily waive withdrawal charges[1], giving you access to more money for immediate needs and goals or reinvestment in other financial products. Applicable prorated charges for the guaranteed benefits will be deducted at the time of acceptance. **See pages 5-6 for more details.**	The **Partial Buyout Option** is for those who want to access a portion of their contract now, but still wish to retain half of their current guaranteed benefits. Specifically, we would distribute from your contract 50% of your annuity account value plus the Partial Buyout offer amount, minus applicable prorated charges for the guaranteed benefits[2], as a cash payment or transfer/exchange it to another financial product of your choice. In exchange, your guaranteed benefit base will be reduced by 50%. The remaining 50% of your annuity account value will remain in the contract. **See pages 7-8 for more details.**

You can only accept one of the offers. This offer is entirely voluntary. If you do not want to accept either option, you do not need to take any action at all, and your contract will remain as is.


CURRENT CONTRACT
Guaranteed Benefits
Annuity Account Value
FULL
Buyout Option
AFTER ACCEPTING THE OFFER
New Annuity Account Value
Full Buyout Amount
+
Annuity Account Value
Guaranteed Benefits are Terminated
• New Annuity Account Value can be fully withdrawn as cash, transferred/exchanged to another financial product, or it can remain in the contract.
• The New Death Benefit is the Return of Annuity Account Value.
• Applicable prorated charges for the guaranteed benefits will be deducted from the annuity account value at the time of acceptance.
CURRENT CONTRACT
Guaranteed Benefits
Annuity Account Value
PARTIAL
Buyout Option
AFTER ACCEPTING THE OFFER
Distributed from Contract as Cash or Transfer/Exchange
Partial Buyout Amount
+
50% Annuity Account Value
Remaining Contract
50% Guaranteed Benefit Bases
50% Annuity Account Value
• The "Partial Buyout Offer Amount + 50% Annuity Account Value" must be taken immediately as cash or transferred/exchanged to another financial product.
• Applicable prorated charges for the guaranteed benefits will be deducted from the annuity account value at the time of acceptance.

[1] A withdrawal charge will not apply to any withdrawals or exchange made no later than 30 days after the expiration date shown in the offer letter.

[2] Withdrawal charges will not apply to the 50% annuity account value reduction.

2

Carefully consider your options to make your own best decision You should carefully read all of the details of the offers in this brochure and the prospectus supplement to determine whether it makes sense for you. Ultimately, it depends on your personal financial circumstances, but below are some reasons for accepting or not accepting the different options. In considering the reasons below, and any other factors relevant to you, you may wish to consult with your financial professional, other advisors and your named beneficiaries. Reasons for accepting the Full Buyout Option Reasons for accepting the Partial Buyout Option You have a more significant need for cash now, You have need for cash now, and the Partial and the Partial Buyout offer is not sufficient to Buyout offer is sufficient to cover this need. cover this need. • You still wish to retain some of the guaranteed Increasing your account value now is more minimum death benefit (and if applicable, its full important than keeping your guaranteed benefits roll-up rate) for your beneficiary(ies). in the future. • You still wish to retain some of the guaranteed You prefer the flexibility of reinvesting your assets minimum income benefit (and its full roll-up rate) in another financial product better suited to to fund or supplement your retirement income. address your new goals. You want to keep some of the guaranteed You no longer need a guaranteed minimum benefits, but also want the flexibility to transfer/ death benefit. exchange assets to another financial product that may be better suited to your new goals. You have alternative sources of retirement income and no need for the guaranteed minimum income benefit. Other important considerations You no longer wish to pay the charges associated with the guarantees. Do you expect to keep your contract long enough and live long enough to take full advantage of the guaranteed minimum income benefit Reasons for not accepting either offer • How likely is it that you will change your mind? Guaranteed benefits cannot be reinstated once • Your circumstances have not changed since you you accept the offer. AXA Equitable may or may purchased the original contract and the reasons not make offers like this in the future. that led you to select these guaranteed benefits are still applicable. • How do you expect the market to perform in the future? • You have no immediate need for cash and no desire to move your assets to another •What are the tax implications of accepting financial product. an offer? • You are relying on the full guaranteed minimum income benefit to fund your retirement. • You want to leave the full guaranteed minimum death benefit to your beneficiary(ies). 3

Review your guaranteed benefits now The GMIB feature you have today ensures you will receive lifetime payments of at least a guaranteed minimum, regardless of how the investment options in your variable annuity contract perform. Generally, you would need to wait ten years after the issue date of your contract to begin receiving guaranteed annual annuity income. Several factors determine the amount of these annuity payments, including your benefit base and your age when you begin receiving payments.3 Your GMDB, which is either a standard death benefit4 or an enhanced death benefit, guarantees that your beneficiaries will receive a minimum amount of money – regardless of market performance – at the time of your death. Also, you may have chosen the EEB, an additional feature intended to increase the death benefit for your beneficiaries. Without the GMDB, standard death benefit and EEB, your beneficiaries will receive your annuity account value, which could change due to fluctuations in the investments you choose to fund your annuity contract. For more details about your current contract and your guaranteed benefits, see your Accumulator® variable annuity prospectus. Consider the tax implications The tax implications of accepting a buyout offer could vary depending on the type of contract you own, your age and other factors relating to your personal situation, and which buyout offer you accept. You should discuss with your tax advisor whether it makes sense for you to accept either buyout offer. In all cases, the offer amount we would add to your annuity account value would be treated as contract earnings for tax purposes. Therefore, we believe that as with other earnings, there will be no tax consequences until you take a withdrawal from or surrender your contract. Amounts withdrawn from non-tax qualified deferred annuity contracts are taxable as ordinary income to the extent there is gain in your annuity contract (value in excess of the tax basis in your contract). If you are under age 59  1/2, an additional 10% federal income tax penalty may also apply. If you accept a full buyout offer, you can generally continue to defer taxation (for a period of time) by retaining your contract, or by exchanging your contract for another annuity contract in a tax-deferred 1035 exchange. > If you accept a partial buyout offer for cash, we will treat it as a taxable partial withdrawal from your contract. > If you accept a partial buyout offer and request us to exchange part of your annuity account value and your offer amount to another financial product, you should discuss with your tax adviser the rules that need to be met for the transaction to qualify as a tax-deferred “partial 1035 exchange.” - The exchange must be into another nonqualified deferred annuity contract. - Withdrawing amounts from either the new contract or the original contract within 180 days of the exchange could make the transaction taxable and reportable on your own tax return. If your contract is an IRA, we believe that the amount added to your annuity account value would be treated as additional earnings and would not be taxable until withdrawn or surrendered. We would report any amount paid out from the contract to you in cash under either buyout offer on a Form 1099-R. If you are under age 59  1/2, an additional 10% federal income tax penalty may also apply. If you accept a partial buyout offer and request us to transfer any part of your contract’s account value directly to another IRA of the same type, we will treat it as a tax-free transfer. 3 Your contract provides that, in advance of exercising the income benefit, you could take annual withdrawals up to a certain percentage waiting periods, of the effect account of withdrawals value. Your and contract applicable and prospectus interest rates. contain more information about this benefit, including cost, 4 The standard death benefit is a return of premiums adjusted for withdrawals. 4

Full Buyout Option

Terminate your GMIB, GMDB and EEB in return for increased account value, immediate access to your financial assets, and reduced charges

This option provides the flexibility to redeploy assets to other financial products that may better meet your needs.

We’re offering to add value to your account in return for your agreement to cancel your GMIB and GMDB (and EEB, if you have it). You will gain access to cash sooner rather than later, and you’ll no longer pay annual charges for your guaranteed benefits in the future. We will also temporarily waive the withdrawal charge, so you can even transfer or exchange the balance of your account to another financial product or immediately withdraw it without penalty.

Understand how the Full Buyout Option works

If you accept our offer, AXA Equitable will:

1. Immediately increase your annuity account value according to your allocation instructions on file. What you do with it is entirely up to you. You will have up to 30 days after the offer expiration to make a cash withdrawal of your new annuity account value without incurring any applicable withdrawal charge. You also have the option to transfer or exchange your contract for a variable annuity with AXA Equitable or another annuity issued by the provider of your choice. Or, you can keep the contract without the guaranteed benefit riders. See the prospectus supplement for details on all available options.5

2. Cancel your GMIB and GMDB (and EEB, if applicable). Your standard death benefit will no longer apply. If a death benefit is payable in the future, the amount payable to your beneficiaries would be equal to your annuity account value, which could be less than your contributions.

3. Deduct prorated annual charges associated with the guaranteed benefits from the annuity account value.

4. Stop future deductions of the GMIB and GMDB charges (and EEB charge, if applicable).6

Bear in mind, you cannot revoke your acceptance once we’ve processed it.

5 The exact amount will depend on your account value and current market conditions when we determine the amount to business be added day to we your receive annuity the contract properly value. completed We will acceptance determine form. the actual If there offer are amount any contract and add transactions it to your on account the day on we the receive For the current your form, offer the amount, offer amount call 866-638-0550. will be calculated and added on the next business day it becomes in good order.

6 Past GMIB, GMDB and EEB charges will not be refunded. All other contract charges remain unchanged.

5

How we determine the Full Buyout offer amount

The Full Buyout offer amount is based on an actuarial calculation of the GMIB and GMDB contract reserves. These contract reserve calculations take into account:

The owner/annuitant’s life expectancy (based on age and gender)

The current and projected annuity account values

The current and projected GMIB and GMDB benefits

These calculations are based on large blocks of business, so we do not consider any individual’s health or need for retirement income in making this offer. Because these factors can fluctuate daily, the offer amount will change each business day.

For most contract holders, the amount of the Full Buyout offer is the greater of (i) approximately 70% of the actuarial valuation of the GMIB and GMDB reserves; and (ii) two times the GMIB and GMDB fee rate multiplied by the respective current benefit base.

For those who have withdrawn 25% or more of their annuity account value in any of the three previous full contract years ending on or before June 30, 2015 or in the partial contract year from the most recent contract date anniversary through June 30, 2015, the offer amount will be the greater of (i) approximately 25% of the actuarial valuation of the GMIB and GMDB reserves; or (ii) the GMIB and GMDB fee rates multiplied by the respective current benefit base.

If you have the EEB, the offer amount is increased by one or two times the EEB fee rate multiplied by the current account value, depending on withdrawal history.

In general, the offer amount will be less than the difference between the value of the guaranteed benefits and the annuity account value. For more details on how the offer is calculated, review the prospectus supplement. For the most current offer amount, log in to www.us.axa.com.

Partial Buyout Option

Keep 50% of your guaranteed benefit base in return for cash or the ability to transfer or exchange to another product

This option gives you immediate access to cash that you can use for living expenses, unexpected expenses, and other large cash needs, such as gifts — but you also retain half of your guaranteed benefit base and its roll-up rate, if applicable.

For this Partial Buyout Option, the offer amount is half the amount offered for the Full Buyout Option. If you accept, you would immediately take that Partial Buyout offer amount, plus 50% of your account value (minus applicable prorated charges for the guaranteed benefits) as cash, or transfer or exchange it to another financial product of your choice. The remaining 50% of your account value would stay in the contract and you would still keep 50% of your guaranteed benefits.

This option is designed for those who have both the need for cash or account flexibility now, and the desire to retain half of their current guaranteed benefits.

Understand how the Partial Buyout Option works

If you accept our offer, AXA Equitable will:

1. Reduce your GMIB and GMDB and standard death benefit (and EEB, if applicable) by 50%.

2. Reduce your annuity account value by 50%.

3. Distribute the offer amount7 plus 50% of your account value (minus 50% of any applicable charges for the guaranteed benefits) to you in cash or you can exchange/transfer it to another financial product of your choosing, per the instructions detailed on the Acceptance Form.

Bear in mind, you cannot revoke your acceptance once we’ve processed it.

With this option, you must indicate on the Acceptance Form whether you wish to withdraw the offer amount plus the account value in cash, or exchange/transfer it to another financial product.

7 The exact amount will depend on your account value and current market conditions when we determine the amount to be business added day to your we receive annuity the contract properly value completed . We will determine acceptance the form actual . If there offer are amount any contract and add transactions it to your account on the on day the we For receive the current your offer form, amount, the offer call amount 866-638 will -be 0550 calculated . and added on the next business day it becomes in good order.

7

How we determine the Partial Buyout offer amount

The Partial Buyout offer amount is generally 50% of the Full Buyout offer amount. It is based on the actuarial calculation of the GMIB and GMDB contract reserves, which take into account:

The owner/annuitant’s life expectancy (based on age and gender)

The current and projected annuity account values

The current and projected GMIB and GMDB benefits

As with the Full Buyout Option, calculations are based on large blocks of business, so we do not consider any individual’s health or need for retirement income in making this offer. Because these factors can fluctuate daily, the offer amount will change each business day.

For most contract holders, the amount of the Partial Buyout offer is the greater of (i) approximately 35% of the actuarial valuation of the GMIB and GMDB reserves; and (ii) one year of charges for the guarantees based on the current benefit base.

For those who have withdrawn 25% of their annuity account value in any of the three previous full contract years ending on or before June 30, 2015 or in the partial contract year from the most recent contract date anniversary through June 30, 2015, the offer amount will be the greater of (i) approximately 12.5% of the actuarial valuation of the GMIB and GMDB reserves; or (ii) 50% of the annual fee rates for the guarantees multiplied by the respective current benefit base. If you have the EEB, the offer amount is increased by either 100% or 50% of the EEB fee rate multiplied by the current account value, depending on withdrawal history.

In general, the offer amount will be less than the difference between the value of the guaranteed benefits and the annuity account value. For more details on how the offer is calculated, review the prospectus supplement. For the most current offer amount, log in to www.us.axa.com.

Your decision

Why we are making this offer

Over recent years, some contract holders have found that the opportunity to increase their annuity account value and the flexibility of taking a cash withdrawal or transferring assets to another investment product are now more important to them than their guaranteed benefits. At the same time, AXA Equitable benefits because past market conditions and the ongoing low interest rate environment make maintaining these benefits costly to us.

It’s all about you and your loved ones

Whether this offer makes sense for you ultimately depends on your individual situation. Only you can decide if keeping your guaranteed benefits or immediate access to account value or cash is more important to you right now. These benefits are valuable features of your contract, and you should not give them up without careful consideration — because you cannot reinstate them once you accept our offer.

While your financial professional will not be directly compensated by AXA Equitable whether you accept our offer or not, they could benefit depending on how you choose to use or reinvest your assets. Please remember, your decision should be based solely on your own needs, goals and personal wishes.

For more information on this important offer

Read all offer details in the enclosed Prospectus Supplement

Consult your financial, legal and tax professionals

Call AXA Equitable for help or with questions from 9 am to 5 pm ET at 866-638-0550

Log in to your online account at www.us.axa.com to see current offer amounts

To accept the offer

Complete the enclosed Acceptance Form. Mail the completed form(s) in the prepaid envelope or fax to 816-701-4960

Log in to your account at www.us.axa.com, and click on “Guaranteed Benefit Offer Acceptance”

1290 Avenue of the Americas New York, NY 10104 www.us.axa.com

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and variable annuities are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims paying ability of the issuing insurance company.

Please consider the charges, risks, expenses, and investment objectives carefully before purchasing a variable annuity. For a prospectus containing this and other information please contact a financial professional. Read it carefully before you invest or send money.

An annuity is a long term financial product designed for retirement purposes. There are fees and charges associated with a variable annuity contract, which include, but are not limited to, operations charges, sales and withdrawal charges, administrative fees, and additional charges for optional benefits. Annuities contain certain restrictions and limitations. For costs and complete details contact a financial professional.

“AXA” is the brand name of AXA Equitable Financial Services, LLC and its family of companies, including AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC. AXA S.A. is a French holding company for a group of international insurance and financial services companies, including AXA Equitable Financial Services, LLC. The obligations of AXA Equitable Life Insurance Company are backed solely by their claims-paying ability.

GE-106849 (11/15)

A

Introducing new options for clients with Accumulator® variable annuities July 27, 2015 Enclosed in this package: Client List showing who is eligible for the offer(s) [Mr. John Doe] Advisor Brochure to help you address this offer [123 Main Street] with clients [Apt. 1] • Client-Approved Brochure to share with your clients [Anytown], [NY] [12345] • Prospectus Supplement with offer details Acceptance Form that clients can use to accept Dear [Advisor], We wanted you to be the first to know about an important offer we’re making to your clients who hold AXA Equitable Accumulator® variable annuities with the guaranteed minimum income benefit (GMIB), the guaranteed minimum death benefit (GMDB), and possibly, the earnings enhancement benefit (EEB). Some of these clients may have received similar offers from us in the past and chose not to act. But financial circumstances and needs can change, and perhaps a number of them may have been unwilling to cancel their guaranteed benefits completely. For those reasons, we are offering two different options this time that would give clients access to more assets now, in return for their agreement to cancel all or a portion of their guaranteed benefits: The Full Buyout Option would give a client access to more money for immediate needs and goals, or for re-investment into other financial products, by increasing the annuity account value and temporarily waiving withdrawal charges. In return, the guaranteed benefits would be canceled completely. A prorated rider charge will be deducted at the time of acceptance. Going forward, all annual rider charges will be canceled. The Partial Buyout Option would allow a client to retain some of the guaranteed benefits and gain immediate access to a portion of the annuity account value. A prorated rider charge will be deducted at the time of acceptance. Not all clients will be eligible for both options. Some may only be eligible for the Full Buyout Option. See the attached page(s) or log in to your book of business at www.us.axa.com for a list of your eligible clients and their option(s). On or about [Date], we will begin informing your eligible clients of the offer(s) for which they are eligible, and we will be strongly encouraging them to seek your guidance. We are contacting you now to give you the opportunity to reach out to them first, reconnect with them to discuss their current situation, and reinforce your value by helping them make the decision that’s best for them today. For more details about the offers and to see the communications we will be mailing to your clients, visit www.axa.com/GMIBOffer. Clients eligible for both offers may only accept one. If a client chooses not to accept an offer, no action is required. To accept one of our options, clients must complete the appropriate section of the Acceptance Form they received and return it to us in the envelope provided or fax it to 816-701-4960. They can also accept online by logging in to www.us.axa.com. We must receive the acceptance form and any applicable properly completed forms no later than [Date]. If you have questions about the offer details, feel free to call us at 866-638-0550. Sincerely, Todd Solash Managing Director AXA Equitable, Retirement Savings GMIB/DB 2015 AXA Equitable Life Insurance Company Retirement Service Solution A 1 500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

Your Eligible Clients

If Partial Buyout Transaction Amount is "N/A," that client is only eligible for the Full Buyout Option. All figures as of XXXXXX, 20##. Offer amounts fluctuate daily. For current amounts, login to your book of business at www.us.axa.com

Contract Holder/ Contract#[1]	Full Buyout Special Credit Amount added to AAV[2]	Partial Buyout Transaction Amount[3]: Amount your client receives	Current Annuity Account Value	GMIB Value	GMDB Value	EEB Value
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]

[1] Contract must be active to be eligible for an offer.

[2] Prorated rider charges will be deducted from the AAV at time of acceptance. Withdrawal charges will be waived until 30 days after the offer expires. For withdrawal charges associated with a particular contract, call 866-638-0550.

[3] Partial Buyout Transaction Amount = 50% of Annuity Account Value plus Special Credit Amount less prorated charges.

Your Eligible Clients (Continued)

If Partial Buyout Transaction Amount is "N/A," that client is only eligible for the Full Buyout Option. All figures as of XXXXXX, 20##. Offer amounts fluctuate daily. For current amounts, login to your book of business at www.us.axa.com

Contract Holder/ Contract#[1]	Full Buyout Special Credit Amount added to AAV[2]	Partial Buyout Transaction Amount[3]: Amount your client receives	Current Annuity Account Value	GMIB Value	GMDB Value	EEB Value
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]

[1] Contract must be active to be eligible for an offer.

[2] Prorated rider charges will be deducted from the AAV at time of acceptance. Withdrawal charges will be waived until 30 days after the offer expires. For withdrawal charges associated with a particular contract, call 866-638-0550.

[3] Partial Buyout Transaction Amount = 50% of Annuity Account Value plus Special Credit Amount less prorated charges.

For Financial Professional Use Only Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59  1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company. IU – 107480 (11/15)

New options to help your clients meet changing needs and goals Financial Professional’s Guide to AXA Equitable’s Guaranteed Minimum Income Benefit Offers For Financial Professional Use Only.

New offer means new options. AXA Equitable is offering eligible Accumulator® variable annuity contract holders the opportunity for immediate access to more cash now in exchange for their agreement to cancel all or a portion of their guaranteed benefits. These offers apply to contracts with: Guaranteed minimum income benefits (GMIB) Guaranteed minimum death benefits (GMDB) If applicable, earnings enhancement benefits (EEB), also known as Protection Plus. AXA Equitable has made similar offers in recent years, which some of your clients may have received and chose not to act – perhaps because they had no need for immediate access to more money at the time or were not comfortable giving up their valuable guaranteed benefits completely. That is why AXA Equitable has developed a new offer with two options: The Full Buyout Option. AXA Equitable would increase the annuity account value and temporarily waive withdrawal charges, giving contract holders access to more money for immediate needs and goals or reinvestment in other financial products. In return, the guaranteed benefits would be canceled completely. At the time of acceptance, applicable prorated rider charges will be deducted from the annuity account value, but going forward, annual rider charges would be canceled. The Partial Buyout Option. AXA Equitable also developed an option for those eligible contract holders who wish to retain a portion of their guaranteed benefits but still gain immediate access to a portion of these financial assets. Specifically, the contract holder would take 50% of their annuity account value from the contract, together with the Partial Buyout offer amount (minus applicable prorated rider charges), as a cash payment or transfer it to another financial product of their choice. In exchange, the current guaranteed benefit base would be reduced by 50%. The remaining 50% of the annuity account would remain in the contract. If the contract holder elects the Partial Buyout Option, a withdrawal charge will not apply to the withdrawal, transfer or exchange of the amount that must be taken from their contract. However, a withdrawal charge will apply to any withdrawal, transfer or exchange of any other amount from the remaining annuity contract. Not all contract holders will be eligible for both options. Some may only be eligible for the Full Buyout Option. These offers are entirely voluntary. If a contract holder chooses not to accept, they do not need to take any action at all, and their contract will remain as it is. Contract holders eligible for both offers may only accept one. 1

To see which of your clients are eligible for which offer(s), review the list of eligible clients included in your mailing, or log in to your book of business by visiting www.axa.com/GMIBOffer. You can also call us at 866-638-0550 if you have any questions about the offers and who is eligible. CURRENT CONTRACT AFTER ACCEPTING THE OFFER New Annuity Account Value • New Annuity Account Value as can cash, be fully transferred/ withdrawn financial exchanged product, to another or it can Guaranteed Benefits remain in the contract. FULL • The is the New Return Death of Benefit Annuity Buyout Option Account Value. Annuity Account Value • Applicable prorated charges benefits for will the be deducted guaranteed from value the at the annuity time account of acceptance. CURRENT CONTRACT AFTER ACCEPTING THE OFFER Distributed from Contract as Cash or Transfer/Exchange • The “Partial Buyout Offer Partial Buyout Amount Amount Account + Value” 50% Annuity must be Guaranteed Benefits + taken immediately as cash PARTIAL 50% Annuity Account Value to or another transferred/exchanged financial product . Buyout Option Applicable prorated charges Annuity Account Value for the guaranteed benefits Remaining Contract annuity will be deducted account value from the at the time of acceptance. 50% Guaranteed Benefit Bases 50% Annuity Account Value 2

Guide your clients to the decision that’s right for them AXA Equitable will be reaching out directly to your eligible clients to inform them of the offer and encourage them to seek your advice. You play an important role in helping them make well-informed decisions, and this can be a great opportunity for you to reconnect with them and ensure that their financial plans are on track to meet their evolving needs. Take the following steps: 1. Review your list of eligible clients or go to www.axa.com/GMIBOffer to visit your book of business and see which clients are eligible for which offer(s). 2. Reach out to each client and review the Client Brochure and Client Letter with its attached offer comparison table to ensure that they understand their options. 3. Emphasize that this is a choice and that there is no pressure to accept the offer. 4. Review the pros and cons of each offer and walk them through the list of reasons contained in the brochure for accepting or not accepting an offer. Consider their personal circumstances to identify which reasons resonate most. 5. Encourage them to discuss the offer with their tax and legal advisors. 6. If they are choosing to accept, make a plan for how they will redeploy their assets. If they are selecting the Partial Buyout Option, help them complete and submit the appropriate paperwork. 3

Why your clients may or may not choose to accept the offers This offer can be a great opportunity to meet with your clients, reevaluate their retirement income strategies and reinforce your value as a trusted advisor. To help them navigate this very personal decision, consider the following reasons for which a client may or may not accept an offer. These reasons are also included in the Client Brochure, and we encourage you to walk your clients through that material to help them fully understand their choices. Reasons for accepting the Full Buyout Reasons for accepting the Partial Buyout They have a more significant need for cash now, They have need for cash now, and the Partial Buyout and the Partial Buyout offer is not sufficient to offer is sufficient to cover this need. cover this need. Increasing their account value now is more important They still wish to retain some of the guaranteed than keeping their guaranteed benefits in the future. minimum death benefit (and if applicable, its full roll-up rate) for their beneficiary(ies). They prefer the flexibility of reinvesting their assets They still wish to retain some of the guaranteed in another financial product better suited to address minimum income benefit (and its full roll-up rate) their new goals. to fund or supplement their retirement income. They no longer need a guaranteed minimum They want to keep some of the guaranteed death benefit. benefits, but also want the flexibility to transfer assets to another financial product that may be They have alternative sources of retirement income and better suited to their new goals. no need for the guaranteed minimum income benefit. They no longer wish to pay the charges associated with the guarantees. Reasons for not accepting either offer Their circumstances have not changed since they purchased the original contract and the reasons that led them to select these guaranteed benefits are still applicable. They have no immediate need for cash and no desire to move their assets to another financial product. They are relying on the full guaranteed minimum income benefit to fund their retirement. They want to leave the full guaranteed minimum death benefit to their beneficiary(ies). 4

Other important considerations There are a number of other personal questions that you and your clients should consider as you evaluate the offers. Do they expect to keep their contract long enough and live long enough to take full advantage of the guaranteed minimum income benefit? How likely is it that they will change their mind? Guaranteed benefits cannot be reinstated once clients accept the offer. AXA Equitable may or may not make offers like this in the future. How do they expect the market to perform in the future? What are the tax implications of accepting an offer? Consider the tax implications The tax implications of accepting a buyout offer could vary depending on the type of contract, the client’s age and other factors relating to their personal situation, and which buyout offer they accept. Clients should consult with their tax advisors to decide whether it makes sense to accept either buyout offer. See the Client Brochure or Prospectus Supplement for more details on the impact of taxes on these offers. Why AXA Equitable is making this offer The offer can be mutually beneficial to some contract holders and AXA Equitable. Contract holders whose financial needs have changed since they purchased the guarantees may have greater need for flexible access to their assets now rather than maintaining future income guarantees. At the same time, AXA Equitable benefits because ongoing low interest rates make maintaining these benefits costly to us and the credit amounts we are offering to clients are less than the amounts we’re currently setting aside to guarantee the benefits. 5

To accept the offer Complete the acceptance form with your clients and return via the envelope provided, or fax to 816-701-4960. OR Your clients may accept by logging into their account at www.us.axa.com and clicking “Guaranteed Benefit Offer Acceptance.” All complete offer acceptances must be received by the date specified in the letter your client received. Contact us for more information and support Go to the dedicated Advisor website at www.axa.com/GMIBOffer, where you can: Access your book of business to see which clients are eligible for which offer(s) and their current offer amounts View a presentation about the offers Download and share client-approved materials To talk to one of AXA’s dedicated customer service representatives and ask questions, call us at 866-638-0550. Client-Approved Resources AXA Equitable is sending these materials directly to your clients, but you can also access samples of them at www.axa.com/GMIBOffer. Additionally, clients can call AXA’s dedicated customer service representatives to ask any questions at 866-638-0550. Client Letter introduces the offer(s) to your clients and illustrates the impact of the offer(s) Client Brochure provides more detail about the offer(s), as well as information designed to help them make an informed decision Prospectus Supplement contains details about the offer(s) and how they work

1290 Avenue of the Americas New York, NY 10104 www.us.axa.com Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable) and by various unaffiliated carriers through AXA Network, LLC and its subsidiaries. Co-distributed by AXA Distributors, LLC and AXA Advisors, LLC, AXA Equitable, AXA Network, AXA Distributors and AXA Advisors are affiliated companies. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1/2, may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. All guarantees are based on the claims-paying ability of AXA Equitable. Your clients should carefully consider the investment objectives, risks, charges, and expenses of Structured Capital Strategies® or Investment Edge as stipulated in the prospectus, before investing. For a prospectus containing this and other information, please call the Sales Desk at (888) 517-9900. Please encourage your clients to read it carefully before investing or sending money. “AXA” is the brand name of AXA Equitable Financial Services, LLC and its family of companies, including AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC. AXA S.A. is a French holding company for a group of international insurance and financial services companies, including AXA Equitable Financial Services, LLC. The obligations of AXA Equitable Life Insurance Company are backed solely by their claims-paying ability. IU-107479 (11/15) ADV For Financial Professional Use Only.

Mr. John Advisor Any Street Any Town, ZZ, 00000
Dear [Advisor],
I’m writing to follow up with you on an important offer we’re making to your clients who hold AXA
Equitable Accumulator® variable annuities with the guaranteed minimum income benefit (GMIB), the guaranteed minimum death benefit (GMDB) and possibly, the earnings enhancement benefit (EEB).
We began informing your eligible clients about this offer on [Date], and we’ve strongly encouraged them to seek your guidance. You may have already taken advantage of the opportunity to reach out to your clients first.
As you recall, the offer includes two different options that would allow clients to unlock value their guaranteed benefits:
· A Full Buyout Option, which would increase a client’s annuity account value and temporarily waive withdrawal fees, giving them access to more money for immediate needs and goals or reinvestment into other financial products. In return, the guaranteed benefits would be canceled completely. A prorated charge for the benefits will be deducted at the time of acceptance. · A Partial Buyout Option, which would allow a client to retain a portion of the guaranteed benefits but still gain immediate access to a portion of the account value. A prorated charge for the benefits will be deducted at the time of acceptance.
Not all clients will be eligible for both options. Some may be eligible for only the Full Buyout
Option. See the attached page(s) or log in to your book of business at www.us.axa.com for a list of client eligibility. Clients eligible for both offers may only accept one. If they choose not to accept an offer, no action is required.
For more details about the offers and how they work, review the enclosed brochure and prospectus supplement. We also encourage you to visit the offer website at www.axa.com/[tbd] where you can see other materials, including the client-approved brochure.
To accept one of our options, clients must complete the proper section of the Acceptance Form they received and return it to us in the envelope provided or fax it to 816-701-4960. They can also accept online by logging in to www.us.axa.com. We must receive any properly completed forms no later than [Date].
If you have questions about the offer details, feel free to call us at 866-638-0550.
Sincerely,
Todd Solash
Managing Director AXA Equitable, Retirement Savings
Your Eligible Clients

Offer amounts fluctuate daily. For current amounts, login to your book of business at www.us.axa.com.
Full Buyout Partial Buyout
Contract Holder Current GMIB GMDB Value EEB Value
1 Special Credit: Transaction
/ Contract # Amount added Amount3: Annuity Value to AAV2 Amount your Account Value client receives
1 Contract must be active to be eligible for an offer.
2 Prorated rider charges will be deducted from the AAV at time of acceptance. Withdrawal charges will be waived until 30 days after the offer expires. For withdrawal charges associated with a particular contract, call 866-638-0550.
3 Partial Buyout Transaction Amount = 50% of Annuity Account Value plus Special Credit Amount less prorated charges.

Mr. John Advisor Any Street Any Town, ZZ, 00000
Dear [Advisor],
I’m reaching out to you a final time regarding our current offer to your clients who hold AXA Equitable Accumulator® variable annuities with the guaranteed minimum income benefit (GMIB), the guaranteed minimum death benefit (GMDB) and possibly, the earnings enhancement benefit (EEB). This offer expires on
[Date].
There are two alternative options:
· A Full Buyout Option, which would increase a client’s annuity account value and temporarily waive withdrawal fees, giving them access to more money for immediate needs and goals or reinvestment into other financial products. In return, the guaranteed benefits would be canceled completely. A prorated charge for the benefits will be deducted at the time of acceptance.
· A Partial Buyout Option, which would allow a client to retain a portion of the guaranteed benefits but still gain immediate access to a portion of the account value. A prorated charge for the benefits will be deducted at the time of acceptance.
Not all clients will be eligible for both options. Some may be eligible for only the Full Buyout Option.
See the attached page(s) or log in to your book of business at www.us.axa.com for a list of client eligibility.
Clients eligible for both offers may only accept one. If they choose not to accept an offer, no action is required.
For more details about the offers and to access client-approved materials, visit the offer website at www.axa.com/[tbd].
To accept one of the options, clients must complete the proper section of the Acceptance Form they received and return it to us in the envelope provided or fax it to 816-701-4960. They can also accept online by logging in to www.us.axa.com. Remember, we must receive any properly completed forms no later than [Date].
If you have questions about the offer details, feel free to call us at 866-638-0550.
Sincerely,
Todd Solash Managing Director
AXA Equitable, Retirement Savings

Your Eligible Clients
Offer amounts fluctuate daily. For current amounts, login to your book of business at www.us.axa.com.
Full Buyout Partial Buyout
Contract Holder Current GMIB GMDB Value EEB Value
1 Special Credit: Transaction
/ Contract # Amount added Amount3: Annuity Value to AAV2 Amount your Account Value client receives
1 Contract must be active to be eligible for an offer.
2 Prorated rider charges will be deducted from the AAV at time of acceptance. Withdrawal charges will be waived until 30 days after the offer expires. For withdrawal charges associated with a particular contract, call 866-638-0550.
3 Partial Buyout Transaction Amount = 50% of Annuity Account Value plus Special Credit Amount less prorated charges.

Contract Holder Letter 2

Important opportunity concerning your

AXA Equitable Accumulator® Annuity

Acceptance must be received by

February 19, 2016

Contract Number: [#########]

[DATE]

Mr. S. Jones

123 Main Street

Apt. 1

Anytown, NY 12345

Dear Mr. Jones,

We recently reached out to you with an opportunity to cancel certain guaranteed benefits – your guaranteed minimum income benefit (GMIB), guaranteed minimum death benefit (GMDB), and, perhaps, earnings enhancement benefit (EEB, also known as Protection Plus) – in exchange unlocking value in your guaranteed benefits. We’re following up now to encourage you to consider the two alternative options. Keep in mind you may only accept one of the options during this offer period.

•	Full Buyout Option. Increase your annuity account value, giving you access to more money for immediate needs and goals, or reinvestment in other financial products. In return, we will cancel your guaranteed benefits, and you would no longer pay annual charges for these benefits. A prorated rider charge will be deducted at the time of acceptance.

OR

•	Partial Buyout Option. Retain half of your guaranteed benefits and take the offer amount plus 50% of your account value as a cash withdrawal or transfer into another product. A prorated rider charge will be deducted at the time of acceptance.

Your guaranteed benefits are valuable features of your contract that you cannot reinstate once you accept our offer, so you should carefully consider the pros and cons of giving them up or reducing them. We encourage you to seek the guidance of your financial, legal and tax advisors.

To accept one of the options, simply complete the proper section on the attached Acceptance Form and return it to us in the envelope provided or fax it to 816-701-4960. You may also accept our offer online by logging in to www.us.axa.com. (Click on “Guaranteed Benefit Offer Acceptance.”) We must receive your properly completed form no later than February 19, 2016. If you do not wish to accept either of the options, you don’t have to do anything at all.

For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR, FIRM] at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash

Managing Director

AXA Equitable, Retirement Savings

Contract Holder Letter 3

Important opportunity concerning your

AXA Equitable Accumulator® Annuity

DEADLINE APPROACHING

Acceptance must be received by

February 19, 2016

Contract Number: [#########]

[DATE]

Mr. S. Jones

123 Main Street

Apt. 1

Anytown, NY 12345

Dear Mr. Jones,

I’m writing today to remind you that our recent offer to you to cancel certain guaranteed benefits in exchange for increased account value will expire on [Date]. The offer concerns your guaranteed minimum income benefit (GMIB), guaranteed minimum death benefit (GMDB), and, perhaps, earnings enhancement benefit (EEB, also known as Protection Plus), and you may choose one of two alternative options:

•	Full Buyout Option. Increase your annuity account value, giving you access to more money for immediate needs and goals, reinvestment in other financial products, or increased income in the future. In return, we will cancel your guaranteed benefits, and you would no longer pay annual charges for these benefits. You will need to pay a prorated rider charge at the time of acceptance.

OR

•	Partial Buyout Option. Retain one-half of your guaranteed benefits and take the offer amount plus 50% of your account value as a cash withdrawal or transfer into another product. You will need to pay a prorated rider charge at the time of acceptance.

Your guaranteed benefits are valuable features of your contract that you cannot reinstate once you accept our offer, so you should carefully consider the pros and cons of giving them up or reducing them. However, we understand that your financial situation may have changed since you chose these features, and we encourage you to seek the guidance of your financial, legal and tax professionals on whether you might want to take advantage of this opportunity to deal with your current needs and goals.

To accept one of the options, simply complete the proper section on the attached Acceptance Form and return it to us in the envelope provided or fax it to 816-701-4960. You may also accept our offer online by logging in to www.us.axa.com. (Click on “Guaranteed Benefit Offer Acceptance.”) We must receive your properly completed form no later than February 19, 2016. If you do not wish to accept either of the options, you don’t have to do anything at all.

For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR, FIRM] at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash

Managing Director

AXA Equitable, Retirement Savings